Exhibit 99.1

Company announcement	Orphazyme A/S
No. 32/2022	Ole Maaløes Vej 3
DK-2200 Copenhagen N

www.orphazyme.com

Company Registration No. 32266355

Updated notice to holders of ADSs regarding termination of Deposit Agreement

NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”)

EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING DEPOSITED COMMON SHARES OF:

ORPHAZYME A/S ONE ADS REPRESENTS ONE COMMON SHARE

CUSIP: 687305102 AND UNDERLYING ISIN: DK0060910917

Copenhagen, Denmark, June 20, 2022 – Orphazyme A/S (ORPHA.CO) (“Orphazyme” or the “Company”), hereby provides notice to holders of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) representing deposited common shares of the Company regarding termination of the Deposit Agreement (the “Deposit Agreement”) dated September 28, 2020 among the Company, The Bank of New York Mellon, as depositary (the “the Depositary”), and Owners and ADR Holders (“ADR Holders”).

On April 5, 2022, ADR Holders were notified by the Depositary that the Depositary will terminate the Deposit Agreement effective at 5:00 PM (Eastern Time) on July 6, 2022.

Under the terms of the Deposit Agreement, ADR Holders have until at least July 11, 2022, to surrender their Orphazyme ADRs for delivery of the underlying shares. If ADR Holders surrender ADRs for delivery of the underlying shares, ADR Holders must pay a cable fee of $17.50, a cancellation fee of up to $0.05 per ADR surrendered and any applicable U.S. or local taxes or governmental charges. Payment should be made payable to the Depositary.

Subsequent to July 11, 2022, under the terms of the Deposit Agreement, the Depositary may attempt to sell the underlying shares. If the Depositary has sold such shares, ADR Holders must surrender their ADRs to obtain payment of the sale proceeds, net of the expenses of sale, any applicable U.S. or local taxes or government charges and a cancellation fee of up to $0.05 per ADR.

In order to convert ADSs to common shares of the Company, ADR Holders should instruct their brokers to surrender ADSs to The Bank of New York Mellon (DTC No. 2504). In connection with this surrender, brokers should include ongoing common share delivery instructions in the comments field within DTC, including information such as the name and BIC of the appropriate local bank/broker and/or appropriate delivery code, beneficiary name and account number. U.S. brokers holding ADSs on behalf of their clients, can reach out to DRSettlements@BNYMellon.com for questions regarding the conversion and settlement process.

For additional information, please contact

Orphazyme A/S

Anders Vadsholt, Chief Executive Officer and Chief Financial Officer	+45 2898 9055